UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

1. Newspaper publication of Public advertisement in relation to completion of buyback of equity shares
2. Report on equity shares bought back and extinguished until February 13, 2023
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2

Report on newspaper publication of Public advertisement in relation to completion of buyback of equity shares and report on equity shares bought back and extinguished until February 13, 2023.

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), previously announced a buyback of equity shares (the “Buyback”) from the open market on the BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”). Infosys hereby furnishes with the United States, Securities and Exchange Commission on Form 6-K a report on Newspaper publication of Public advertisement in relation to completion of buyback of equity shares and report on the buyback of equity shares pursuant to the Buyback and extinguishment thereof from December 7, 2022 to February 13, 2023. This intimation is in continuation to our earlier submissions dated February 10, 2023 and February 13, 2023 which are available on SEC website at https://www.sec.gov/Archives/edgar/data/1067491/000106749123000010/0001067491-23-000010-index.htm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: February 21, 2023	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Newspaper publication of Public advertisement in relation to completion of buyback of equity shares
99.2	Report on equity shares bought back and extinguished until February 13, 2023